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              	     SECURITIES AND EXCHANGE COMMISSION
 			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 2 )*

               			     Transport Holdings, Inc.
			                     (Name of Issuer)
				                   Common Stock - Class A
			                (Title of Class of Securities)

                     				  893855106
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        	December 26, 1996
      	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  893855106

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [   ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                               			0

	                 	8       SHARED VOTING POWER:

                               			0

	                 	9       SOLE DISPOSITIVE POWER:

                               			0

	                	10      SHARED DISPOSITIVE POWER:

                               			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             		  	0

14      TYPE OF REPORTING PERSON*:
	       BD

               			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 2


     This statement constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Common Stock - Class A of Transport Holdings, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

     The aggregate amount of funds used in making the purchases of the 5,589 Common Stock - Class A of the Issuer referred to the Item 5(c) hereof was approximately $441,531.00.

Item 5:  Interest in Securities of the Issuer (as of 12/26/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock - Class A of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its first amended filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock - Class A of the
	   	Issuer.  Information concerning transactions in the Common Stock
	   	effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

 (e) On December 26, 1996, Conseco Inc. completed its acquisition of
     Transport Holdings, Inc. According to the terms of the acquisition,
		   Transport Holdings, Inc. holders would receive 1.4 Conseco Inc. shares for each Transport Holdings, Inc. share held. On December 26, 1996,
     Bear Stearns exchanged its holdings of Transport Holdings, Inc. under the mentioned merger agreement. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock - Class A of the Issuer on December 26, 1996.

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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  January 6, 1997                            BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
				                                             		Senior Managing Director






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                             APPENDIX I
                    BEAR, STEARNS & CO. INC.


                    Transport Holdings, Inc.
                  Trading from 11/2/96 Through 12/26/96


                    (Various Firm Accounts)

  DATE   QUANTITY         DESCRIPTION         PRICE / ENTRY    AMOUNT

12/26/96  -79,766   Transport Holdings, Inc.    Exchanged       0.00
12/26/96   -695     Transport Holdings, Inc.    Exchanged       0.00
12/17/96    100     Transport Holdings, Inc.      83.000      8,300.00
12/17/96    100     Transport Holdings, Inc.      83.125      8,312.50
12/17/96    200     Transport Holdings, Inc.      82.000      16,400.00
12/17/96    265     Transport Holdings, Inc.      82.875      21,961.88
12/17/96    400     Transport Holdings, Inc.      82.625      33,050.00
12/17/96    450     Transport Holdings, Inc.      82.500      37,125.00
12/17/96   -200     Transport Holdings, Inc.      84.000     -16,800.00
12/17/96   -300     Transport Holdings, Inc.      83.250     -24,975.00
12/17/96   -500     Transport Holdings, Inc.      83.750     -41,875.00
12/17/96   -500     Transport Holdings, Inc.      83.250     -41,625.00
12/13/96   -500     Transport Holdings, Inc.      85.500     -42,750.00
12/13/96  -5,000    Transport Holdings, Inc.      86.000     -430,000.00
 12/9/96     4      Transport Holdings, Inc.      85.988       343.95
11/22/96    34      Transport Holdings, Inc.      73.500      2,499.00
 11/7/96   1,000    Transport Holdings, Inc.      80.500      80,500.00
 11/6/96     7      Transport Holdings, Inc.      76.750       537.25
 11/6/96  -1,000    Transport Holdings, Inc.      76.500     -76,500.00
 11/6/96  -1,000    Transport Holdings, Inc.      77.250     -77,250.00
 11/6/96  -1,000    Transport Holdings, Inc.      79.500     -79,500.00
 11/5/96     1      Transport Holdings, Inc.      75.250        75.25
 11/5/96     2      Transport Holdings, Inc.      75.250       150.50
 11/5/96     4      Transport Holdings, Inc.      75.250       301.00
 11/5/96   1,000    Transport Holdings, Inc.      75.500      75,500.00
 11/5/96  -1,000    Transport Holdings, Inc.      75.000     -75,000.00
 11/5/96  -1,000    Transport Holdings, Inc.      75.500     -75,500.00
 11/5/96  -1,000    Transport Holdings, Inc.      76.000     -76,000.00
 11/5/96  -1,000    Transport Holdings, Inc.      76.000     -76,000.00
 11/4/96    22      Transport Holdings, Inc.      74.250      1,633.50
 11/4/96    200     Transport Holdings, Inc.      74.250      14,850.00
 11/4/96   1,800    Transport Holdings, Inc.      73.875     132,975.00
 11/4/96  -5,000    Transport Holdings, Inc.      74.625     -373,125.00

                  (Various Discretionary Accounts)
                    (Aggregate Transactions)

  DATE   QUANTITY         DESCRIPTION         PRICE / ENTRY    AMOUNT
12/26/96  11,805    Transport Holdings, Inc.    Exchanged       0.00